FOR IMMEDIATE RELEASE                                   FILED UNDER RULE  425
                                                        BY CYLINK CORPORATION
                                                        SEC File No. 0-27742

Contacts:
---------

         Howard Kalt                Chris Chillingworth
         Kalt Rosen & Co.           Chief Financial Officer
         414/397-2686               408/855-6102
         Kalt@KRC-IR.com            cchillin@cylink.com
         ---------------            -------------------



                        ISS Recommends Cylink Shareowners
                          Vote for Merger With SafeNet

SANTA CLARA, Calif., January 28, 2003 -Cylink Corporation (Nasdaq: CYLK) today announced that Institutional Shareholder Services Inc. (ISS) -- the nation's leading independent proxy advisory firm - has recommended that Cylink shareholders vote to approve the merger of Cylink with SafeNet, Inc. ISS is an independent expert organization that advises many of the nation's largest institutional investors on shareholder voting matters. In issuing its report on the proposed merger between Cylink and SafeNet ISS said, "Based on the market premium, the fairness opinion rendered by First Analysis, and the potential strategic synergies, we believe the merger agreement warrants shareholder support." In addition, the ISS analysis stated that the merger of the two companies would:

     o Represent a significant premium over the closing price of Cylink's common stock on the last trading day prior to the merger announcement.

     o Result in strategic advantages stemming in part from complementary expertise, that may result in greater growth of the combined company than the two companies might achieve operating independently

     o Combine complementary strengths of the two companies, as well as their complementary products, services and solutions.

     o Result in a combined company with significantly greater financial, technological, and human resources to develop new products and acquire new technologies.

     The ISS report also noted that the fairness opinion rendered by First Analysis Corporation indicated that the transaction was fair to the Cylink shareholders from a financial point of view, and added that the offer price represents a 115 percent premium based on Cylink's average closing price for the five-day period beginning 60 days prior to the announcement.

                                    --more--

ISS Recommends Cylink Shareholders Approve
1/28/03--page 2


The ISS analysis also pointed out that the merger is intended to be tax-free to the Cylink shareholders, who will end up owning approximately 17.4 percent of SafeNet stock at the time the merger is completed. For these reasons, ISS has advised the Cylink shareholders to vote in favor of item 1 on the proxy.

"We are pleased that ISS' careful analysis recognized both the strategic and economic benefits of this combination," said William P. Crowell, Cylink's president and chief executive officer. The special meeting of Cylink shareowners to vote for the merger with SafeNet will be held on February 5. For more information about how to vote for the merger proposal, shareholders should call
R. Christopher Chillingworth, Cylink's VP Finance and CFO at 408-855-6003. Subject to shareholder approval and the satisfaction of other closing conditions in the merger agreement, SafeNet and Cylink expect to close the transaction in early February.

About Cylink

Cylink develops, markets, and supports a comprehensive portfolio of hardware and software security products for mission-critical private networks and business communications over the Internet. The company's solutions offer competitive advantages by lowering the cost of deploying and managing secure, reliable private networks, while enabling the use of the Internet for trusted transactions with business partners and customers. Headquartered in Santa Clara, California, Cylink has 165 employees worldwide working in six offices around the world.

About SafeNet

SafeNet, Inc. (Nasdaq: SFNT) has set the industry standard for virtual private network (VPN) technology and secure business communications. With more than 18 years experience in developing, deploying, and managing network security systems for the most security-conscious financial institutions and government organizations around the world, SafeNet's proven technology has emerged as the de facto industry standard for VPNs. SafeNet created the first Internet VPN system, which has evolved into the only encryption platform to meet every security need in every product category. SafeNet security solutions, based on SecureIP Technology(TM), and part of the CGX Security Platform, have become the products of choice for leading Internet infrastructure manufacturers, service providers, and security vendors. With SafeNet securing the infrastructure of today's e-business communications as well as leading the way in government Homeland and classified data security, the company has opened new markets for interoperable, secure, and deployable VPN communications. Commercial customers include Texas Instruments, Microsoft, Samsung, Centillium Communications, ARM, and Cisco Systems. Government customers include U.S. Department of Defense, U.S. Internal Revenue Service, and the Social Security Administration. For more information, visit http://www.SafeNet-inc.com/.

                                    --more--

ISS Recommends Cylink Shareholders Approve
1/28/03--page 3


"Safe Harbor"  Statement under the Private  Securities  Litigation Reform Act of
1995

The statements contained in this release, which are not historical facts, are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Examples of such forward looking statements include statements regarding the premium to be realized by Cylink shareholders in the merger, the expected synergies between Cylink and SafeNet and the ability of the combined company to develop new products and technologies, the tax treatment of the merger, and the expected period for closing the transaction. These statements are subject to uncertainties that could cause actual results to differ materially from those set forth in or implied by forward-looking statements. These risks and uncertainties include the volatility of both SafeNet's and Cylink's common stock and the market value of SafeNet's common stock at the effective time of the merger, the failure of either SafeNet's or Cylink's shareholders to approve the merger by the required vote, the failure of Cylink or SafeNet to satisfy certain closing conditions in the merger agreement, the risk that SafeNet and Cylink may not combine the two companies, their products and technologies effectively or at all, and the other risks described in Cylink's and SafeNet's Securities and Exchange Commission filings.

Additional Information and Where to Find It

Prior to this communication, SafeNet has filed a Registration Statement on Form S-4 with the SEC (the "Registration Statement") in connection with the proposed merger of Cylink with a subsidiary of SafeNet, Inc. (the "Merger"), pursuant to the merger agreement (the "Merger Agreement") between SafeNet and Cylink. The Registration Statement includes a proxy statement of Cylink with respect to its shareholders' vote on the proposed Merger, a proxy statement of SafeNet, Inc. with respect to its shareholders' vote on the proposed Merger and a prospectus of SafeNet with respect to the SafeNet shares to be issued to Cylink's shareholders in the proposed merger (the "Proxy Statement/Prospectus"). Cylink Corporation and SafeNet, Inc. mailed the Proxy Statement/Prospectus to their respective shareholders on December 31, 2002. Investors and security holders are urged to read the Registration Statement and the Proxy Statement/Prospectus carefully. The Registration Statement and the Proxy Statement/Prospectus contain important information about Cylink, SafeNet, the Merger, the Merger Agreement, the persons soliciting proxies relating to the Merger, their interests in the Merger, and related matters. Investors and security holders may obtain free copies of these documents through the Web site maintained by the SEC at http://www.sec.gov. In addition to the Registration Statement and the Proxy Statement/Prospectus, Cylink and SafeNet file annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any reports, statements, or other information filed by Cylink or SafeNet at the SEC public reference rooms at 450 Fifth Street, N.W., Washington, D.C. 20549 or at any of the SEC's other public reference rooms in New York, N.Y., and Chicago, Ill. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. Cylink's and SafeNet's filings with the SEC are also available to the public from commercial document-retrieval services and at the Web site maintained by the SEC at http://www.sec.gov.

                                    --more--

ISS Recommends Cylink Shareholders Approve
1/28/03--page 4


Participants in Solicitation

Cylink, its directors, executive officers and certain other members of management and employees and Mackenzie Partners are currently soliciting proxies from Cylink shareholders in favor of the approval of the Merger and related matters. SafeNet, its directors, executive officers and certain other members of management and employees are currently soliciting proxies from SafeNet shareholders in favor of the approval of the Merger and related matters. Information concerning the participants in these solicitations is set forth in the Registration Statement and the Proxy Statement/ Prospectus and investors are urged to read such Registration Statement and the Proxy Statement/Prospectus.

                                      # # #

                                                   Filed Under Rule  425
                                                   by Cylink Corporation
                                                   Sec File No. 0-27742
                                                   (Posted on Cylink Corporation
                                                   website-www.cylink.com)


                                Reminder Mailing
                             Two easy ways to vote

--------------------------------------------------------------------------------

Vote by Telephone

It's fast, convenient and your vote is immediately confirmed and posted.

Using a touch-tone telephone call the toll-free number located in the gray shaded box on the upper left side of your Voting Instruction Form.

                            Follow the 4 easy steps:

1.   Read the accompanying Proxy Statement and Voting Instruction Form.

2.   Call the toll-free phone number.

3. Enter your 12-digit control number located in the gray shaded box on the right side of your Voting Instruction Form.

4.   Follow the simple instructions.

                             Make Your Vote Count!

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
Vote by Internet

It's fast, convenient and your vote is immediately confirmed and posted. You will also have the option to register to receive future materials via the Internet, when available.

                               WWW.PROXYVOTE.COM

                            Follow the 4 easy steps:

1.   Read the accompanying Proxy Statement and Voting Instruction Form.

2.   Go to website www.proxyvote.com.

3. Enter your 12-digit control number located in the gray shaded box on the right side of your Voting Instruction Form.

4.   Follow the simple instructions.

                             Make Your Vote Count!

--------------------------------------------------------------------------------

                                And Remember...
    Your vote by telephone or Internet will help your company save money!!!
      Do not return your Voting Form if you voted by Telephone or Internet.